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EXHIBIT 99.1

Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2020

Management's Statement
of Responsibility for Financial Reporting

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the Canadian Institute of Chartered Professional Accountants Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 24, 2021

86  Annual Report 2020   Suncor Energy Inc.

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

Management's Report on Internal Control
Over Financial Reporting

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2020, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2020. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2020 has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 24, 2021

Annual Report 2020   Suncor Energy Inc.  87

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive (loss) income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

88  Annual Report 2020   Suncor Energy Inc.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment

As discussed in Note 3(m) to the consolidated financial statements, when circumstances indicate that a cash generating unit ("CGU") may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. Quarterly, the Company analyzes indicators of impairment loss or reversal ("impairment indicators"), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, "reserve assumptions"). The estimate of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company's proved and probable oil reserves. The carrying amount of the Company's Oil Sands and Exploration and Production property, plant and equipment balance as of December 31, 2020 was $58,156 million.

We identified the evaluation of the assessment of impairment indicators related to the Oil Sands and Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's assessment of impairment indicators, including controls related to the reserve assumptions. We evaluated the Company's reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company's current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the Company's future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company's independent reservoir engineering specialists engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent reservoir engineering specialists to evaluate proved and probable oil reserves for compliance with regulatory standards.

Impairment of the Fort Hills cash generating unit

As discussed in note 16 to the consolidated financial statements, the Company recorded an impairment charge of $1.38 billion related to the Fort Hills cash generating unit ("CGU"). The Company identified an indicator of impairment at March 31, 2020 and an indicator of impairment reversal at December 31, 2020 for the Fort Hills CGU and performed impairment tests to determine the recoverable amount of the CGU based on the fair value less cost of disposal. The estimated recoverable amount of the CGU involves numerous assumptions, including forecasted production volumes, commodity prices (including foreign exchange rates), operating costs ("forecasted cash flow assumptions"), and discount rate.

We identified the assessment of the impairment of the Fort Hills CGU as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's forecasted cash flow and discount rate assumptions as minor changes to these assumptions could have had a significant effect on the Company's calculation of the recoverable amount of the CGU. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company's forecasted cash flow assumptions. Additionally, the evaluation of the impairment of the Fort Hills CGU required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's determination of the recoverable amount of the CGU, including controls related to determination of the forecasted cash flow assumptions and discount rate. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess the impact of those assumptions on the Company's determination of the recoverable amount of the CGU. We evaluated the Company's future commodity price (including foreign exchange rate)

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estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes and operating cost assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We assessed differences between management's forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results and comparable CGUs. We compared the Company's current year actual production volumes and operating costs to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by independent reservoir engineering specialists to evaluate proved and probable oil reserves for compliance with regulatory standards. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•
evaluating the Company's CGU discount rate, by comparing the inputs against publicly available market data for comparable entities and assessing the resulting discount rate

•
evaluating the Company's estimate of recoverable amount of the CGU by comparing to publicly available market data and valuation metrics for comparable entities.

We have served as the Company's auditor since 2019.

Chartered Professional Accountants

Calgary, Canada

February 24, 2021

90  Annual Report 2020   Suncor Energy Inc.

Consolidated Statements of Comprehensive (Loss) Income

For the years ended December 31 ($ millions)	Notes	2020	2019

Revenues and Other Income

Operating revenues, net of royalties	6	24 662	38 344

Other income	7	390	645

		25 052	38 989

Expenses

Purchases of crude oil and products		9 112	12 562

Operating, selling and general	8 and 26	9 927	11 244

Transportation		1 418	1 442

Depreciation, depletion, amortization and impairment	15 and 16	9 526	10 572

Exploration		186	256

Gain on disposal of assets		(16)	(253)

Financing expenses	9	996	633

		31 149	36 456

(Loss) Earnings before Income Taxes		(6 097)	2 533

Income Tax (Recovery) Expense

Current	10	(659)	1 552

Deferred	10 and 16	(1 119)	(1 918)

		(1 778)	(366)

Net (Loss) Earnings		(4 319)	2 899

Other Comprehensive Loss

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		(22)	(177)

Items That Will Not be Reclassified to Earnings:

Actuarial loss on employee retirement benefit plans, net of income taxes		(196)	(48)

Other Comprehensive Loss		(218)	(225)

Total Comprehensive (Loss) Income		(4 537)	2 674

Per Common Share (dollars)	11

Net (loss) earnings – basic and diluted		(2.83)	1.86

Cash dividends		1.10	1.68

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated Balance Sheets

($ millions)	Notes	December 31 2020	December 31 2019

Assets

Current assets

Cash and cash equivalents	12	1 885	1 960

Accounts receivable		3 157	4 052

Inventories	14	3 617	3 761

Income taxes receivable		727	133

Total current assets		9 386	9 906

Property, plant and equipment, net	15 – 17	68 130	72 640

Exploration and evaluation	18	2 286	2 428

Other assets	19	1 277	1 194

Goodwill and other intangible assets	20	3 328	3 058

Deferred income taxes	10	209	209

Total assets		84 616	89 435

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	21	3 566	2 155

Current portion of long-term debt	21	1 413	—

Current portion of long-term lease liabilities	21	272	310

Accounts payable and accrued liabilities		4 684	6 555

Current portion of provisions	24	527	631

Income taxes payable		87	886

Total current liabilities		10 549	10 537

Long-term debt	21	13 812	12 884

Long-term lease liabilities	21	2 636	2 621

Other long-term liabilities	22	2 840	2 499

Provisions	24	10 055	8 676

Deferred income taxes	10 and 16	8 967	10 176

Equity		35 757	42 042

Total liabilities and shareholders' equity		84 616	89 435

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Mark Little	Patricia M. Bedient
Director	Director

February 24, 2021

92  Annual Report 2020   Suncor Energy Inc.

Consolidated Statements of Cash Flows

For the years ended December 31 ($ millions)	Notes	2020	2019

Operating Activities

Net (loss) earnings		(4 319)	2 899

Adjustments for:

Depreciation, depletion, amortization and impairment		9 526	10 572

Deferred income tax recovery	10 and 16	(1 119)	(1 918)

Accretion	9	278	270

Unrealized foreign exchange gain on U.S. dollar denominated debt	9	(312)	(624)

Change in fair value of financial instruments and trading inventory		108	107

Gain on disposal of assets		(16)	(253)

Share-based compensation		(238)	44

Exploration		80	66

Settlement of decommissioning and restoration liabilities		(231)	(464)

Other		119	119

Increase in non-cash working capital	13	(1 201)	(397)

Cash flow provided by operating activities		2 675	10 421

Investing Activities

Capital and exploration expenditures		(3 926)	(5 558)

Proceeds from disposal of assets		72	274

Other investments		(113)	(213)

(Increase) decrease in non-cash working capital	13	(557)	409

Cash flow used in investing activities		(4 524)	(5 088)

Financing Activities

Net increase (decrease) in short-term debt		1 445	(982)

Net increase in long-term debt	21	2 634	557

Lease liability payments		(335)	(307)

Issuance of common shares under share option plans		29	90

Repurchase of common shares	25	(307)	(2 274)

Distributions relating to non-controlling interest		(10)	(7)

Dividends paid on common shares		(1 670)	(2 614)

Cash flow provided by (used in) financing activities		1 786	(5 537)

Decrease in Cash and Cash Equivalents		(63)	(204)

Effect of foreign exchange on cash and cash equivalents		(12)	(57)

Cash and cash equivalents at beginning of year		1 960	2 221

Cash and Cash Equivalents at End of Year		1 885	1 960

Supplementary Cash Flow Information

Interest paid		1 028	996

Income taxes paid		695	1 033

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated Statements of Changes in Equity

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2018		25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact		—	—	—	14	14	—

At January 1, 2019, adjusted		25 910	540	1 076	16 493	44 019	1 584 484

Net earnings		—	—	—	2 899	2 899	—

Foreign currency translation adjustment		—	—	(177)	—	(177)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $23	23	—	—	—	(48)	(48)	—

Total comprehensive (loss) income		—	—	(177)	2 851	2 674	—

Issued under share option plans		116	(24)	—	—	92	2 688

Repurchase of common shares for cancellation	25	(905)	—	—	(1 369)	(2 274)	(55 298)

Change in liability for share purchase commitment		46	—	—	49	95	—

Share-based compensation	26	—	50	—	—	50	—

Dividends paid on common shares		—	—	—	(2 614)	(2 614)	—

At December 31, 2019		25 167	566	899	15 410	42 042	1 531 874

Net loss		—	—	—	(4 319)	(4 319)	—

Foreign currency translation adjustment		—	—	(22)	—	(22)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $62	23	—	—	—	(196)	(196)	—

Total comprehensive loss		—	—	(22)	(4 515)	(4 537)	—

Issued under share option plans		36	(7)	—	—	29	804

Repurchase of common shares for cancellation	25	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share purchase commitment	25	65	—	—	103	168	—

Share-based compensation	26	—	32	—	—	32	—

Dividends paid on common shares		—	—	—	(1 670)	(1 670)	—

At December 31, 2020		25 144	591	877	9 145	35 757	1 525 151

The accompanying notes are an integral part of the consolidated financial statements.

94  Annual Report 2020   Suncor Energy Inc.

Notes to the Consolidated Financial Statements

1. Reporting Entity and Description of the Business

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor is strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces, transports, refines and markets crude oil in Canada and internationally, Suncor markets petroleum and petrochemical products primarily in Canada, under the Petro-Canada™ brand. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 24, 2021.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated on consolidation.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification of joint arrangements requires judgment. In determining the classification of its joint arrangements, the company considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company's proportionate share of the joint operation's assets, liabilities, revenues and expenses are included in the consolidated financial statements, on a line-by-line basis.

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Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

(c) Investments in Associates

Associates are entities for which the company has significant influence, but not control or joint control over the financial and operational decisions. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost and adjusted thereafter for the change in the company's share of the investee's profit or loss and Other Comprehensive Income (OCI) until the date that significant influence ceases.

(d) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in OCI.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(e) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company's contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.

Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each fiscal year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company's share of Cost Recovery Oil and Excess Petroleum are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint partners.

(f) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(g) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

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Inventories held for trading purposes are carried at fair value and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(h) Assets Held for Sale

Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in Gain on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(i) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(j) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(k) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

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Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries and other processing plants	20 to 40 years

Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(l) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists, brand value and certain software costs.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Software costs are amortized over their expected useful lives which range from five to six years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(m) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

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Financial Assets

At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 Financial Instruments, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of the counterparty. For longer term receivables with credit risk that has not increased significantly since the date of recognition, the company measures the expected credit loss as the twelve-month expected credit loss. Expected credit losses are recognized in net earnings.

(n) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(o) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(p) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations net of the fair value of plan assets.

(q) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The

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expense is recognized over the vesting period, with a corresponding adjustment to the outstanding liability. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(r) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss (FVTPL), fair value through other comprehensive income, or at amortized cost. This determination is made at initial recognition. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative financial instruments and certain investments as FVTPL, cash and cash equivalents and accounts receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, debt, and other long-term liabilities as financial liabilities at amortized cost.

In circumstances where the company consolidates a subsidiary in which there are other owners with a non-controlling interest and the subsidiary has a non-discretionary obligation to distribute cash based on a predetermined formula to the non-controlling owners, the non-controlling interest is classified as a financial liability rather than equity in accordance with IAS 32 Financial Instruments: Presentation. The non-controlling interest liability is classified as an amortized cost liability and is presented within Other Long-Term Liabilities. The balance is accreted based on current period interest expense recorded using the effective interest method and decreased based on distributions made to the non-controlling owners.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related reporting segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments and are accounted for as executory contracts.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(s) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged item accomplishes the company's risk management objectives for financial and non-financial risk exposures.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

The company did not apply hedge accounting to any of its derivative instruments for the years ended December 31, 2020 or 2019.

(t) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share

100  Annual Report 2020   Suncor Energy Inc.

capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(u) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(v) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

(w) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period and are recorded in the period in which the emissions occur within Operating, Selling and General expense, or Purchases.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

(x) Leases

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset on the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term. Judgment is applied to determine the lease term where a renewal option exists. Right-of-use assets are depreciated using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be reduced by impairment losses or adjusted for certain remeasurements of the lease liability.

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. As well, the company has accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

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The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

(y) Government Grants

Government grants are recognized when the company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received. The company recognizes the grants that compensate the company for expenses incurred against the financial statement line item that it is intended to compensate, or to other income if the grant is recognized in a different period than the underlying transaction.

4. Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have caused significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant financial statement note.

Market conditions had improved over the course of the third and early fourth quarters of 2020 as nations began re-opening their economies, but the recent resurgence of COVID-19 cases (including cases related to variants or mutations of the COVID-19 virus) in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. In addition, while vaccines are beginning to be distributed, there is uncertainty as to the timing, level of adoption, duration of efficacy and overall effectiveness of the vaccine against variants or mutations. As such, the COVID-19 pandemic continues to present challenges to our operations and business environment. Management cannot reasonably estimate the length or severity of this pandemic but continues to monitor its impact on our operations.

The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2020 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2020, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource

102  Annual Report 2020   Suncor Energy Inc.

quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax

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authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

5. New IFRS Standards

(a) Adoption of New IFRS Standards

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The company adopted the amendments prospectively on the effective date of January 1, 2020, and there was no impact to the company's consolidated financial statements as a result of the initial application.

(b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

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 6. Segmented Information

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's wholly owned operations in the Athabasca oil sands in Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Syncrude oil sands mining and upgrading operation, and the company's joint interest in the Fort Hills partnership as well as the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The individual operating segments related to mining operations, in situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.

•
Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas at Buzzard and Golden Eagle Area Development in the United Kingdom (U.K.), exploration and production of crude oil and gas at Oda, and the development of the Fenja fields in Norway, as well as the marketing and risk management of crude oil and natural gas.

•
Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This includes renewable projects such as the wind power facilities of Chin Chute and Magrath in Alberta, SunBridge in Saskatchewan and Adelaide in Ontario, as well as other investments in waste-to-biofuels, chemicals, and carbon capture projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

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For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	7 792	13 948	1 899	3 675	15 180	22 216	29	27	24 900	39 866

Intersegment revenues	2 825	4 399	—	—	92	88	(2 917)	(4 487)	—	—

Less: Royalties	(95)	(917)	(143)	(605)	—	—	—	—	(238)	(1 522)

Operating revenues, net of royalties	10 522	17 430	1 756	3 070	15 272	22 304	(2 888)	(4 460)	24 662	38 344

Other income (loss)	298	172	54	430	48	75	(10)	(32)	390	645

	10 820	17 602	1 810	3 500	15 320	22 379	(2 898)	(4 492)	25 052	38 989

Expenses

Purchases of crude oil and products	844	1 407	—	—	11 243	15 296	(2 975)	(4 141)	9 112	12 562

Operating, selling and general	7 169	8 027	476	525	1 892	2 173	390	519	9 927	11 244

Transportation	1 223	1 293	100	80	138	120	(43)	(51)	1 418	1 442

Depreciation, depletion, amortization and impairment	6 430	8 170	2 147	1 505	867	823	82	74	9 526	10 572

Exploration	57	127	129	129	—	—	—	—	186	256

(Gain) loss on disposal of assets	(1)	(14)	—	(228)	(24)	(11)	9	—	(16)	(253)

Financing expenses	336	318	47	73	37	55	576	187	996	633

	16 058	19 328	2 899	2 084	14 153	18 456	(1 961)	(3 412)	31 149	36 456

(Loss) earnings before Income Taxes	(5 238)	(1 726)	(1 089)	1 416	1 167	3 923	(937)	(1 080)	(6 097)	2 533

Income Tax (Recovery) Expense

Current	(645)	266	64	626	325	972	(403)	(312)	(659)	1 552

Deferred	(797)	(1 565)	(321)	(215)	(24)	(49)	23	(89)	(1 119)	(1 918)

	(1 442)	(1 299)	(257)	411	301	923	(380)	(401)	(1 778)	(366)

Net (Loss) Earnings	(3 796)	(427)	(832)	1 005	866	3 000	(557)	(679)	(4 319)	2 899

Capital and Exploration Expenditures	2 736	3 522	489	1 070	515	818	186	148	3 926	5 558

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Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the years ended December 31	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands(1)

SCO and diesel	8 574	—	8 574	13 567	—	13 567

Bitumen	2 043	—	2 043	4 780	—	4 780

	10 617	—	10 617	18 347	—	18 347

Exploration and Production

Crude oil and natural gas liquids	1 089	806	1 895	1 922	1 747	3 669

Natural gas	—	4	4	—	6	6

	1 089	810	1 899	1 922	1 753	3 675

Refining and Marketing

Gasoline	6 585	—	6 585	9 941	—	9 941

Distillate	6 525	—	6 525	9 447	—	9 447

Other	2 162	—	2 162	2 916	—	2 916

	15 272	—	15 272	22 304	—	22 304

Corporate and Eliminations	(2 888)	—	(2 888)	(4 460)	—	(4 460)

Total Gross Revenue from Contracts with Customers	24 090	810	24 900	38 113	1 753	39 866

(1)
Prior period amounts have been reclassified to conform with current period presentation.

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2020	2019

Canada	20 588	31 157

United States	3 312	5 737

Other foreign	762	1 450

	24 662	38 344

Non-Current Assets(1)

($ millions)	December 31 2020	December 31 2019

Canada	71 040	75 190

United States	1 856	1 957

Other foreign	2 125	2 173

	75 021	79 320

(1)
Excludes deferred income tax assets.

Annual Report 2020   Suncor Energy Inc.  107

 7. Other Income

Other income consists of the following:

($ millions)	2020	2019

Energy trading activities

Gains recognized in earnings	126	185

Losses on inventory valuation	(25)	(7)

Short-term commodity risk management	49	(30)

Investment and interest income	94	89

Insurance proceeds(1)	96	431

Other	50	(23)

	390	645

(1)
2020 includes insurance proceeds for MacKay River within the Oil Sands segment and 2019 includes insurance proceeds for Syncrude and Libyan assets within the Oil Sands segment and Exploration and Production segment, respectively.

8. Operating, Selling and General Expense

Operating, Selling and General expense consists of the following:

($ millions)	2020	2019

Contract services(1)	4 165	4 380

Employee costs(1)	2 813	3 641

Materials	951	869

Energy	1 113	1 129

Equipment rentals and leases	361	345

Travel, marketing and other	524	880

	9 927	11 244

(1)
The company incurred $7.5 billion of contract services and employee costs for the year ended December 31, 2020 (2019 – $8.5 billion), of which $7.0 billion (2019 – $8.0 billion) was recorded in Operating, Selling and General expense and $0.5 billion was recorded as Property, Plant and Equipment (2019 – $0.5 billion). Employee costs include salaries, benefits and share-based compensation.

9. Financing Expenses

Financing expenses consist of the following:

($ millions)	2020	2019

Interest on debt	884	825

Interest on lease liabilities	166	172

Capitalized interest at 4.8% (2019 – 5.3%)	(120)	(122)

Interest expense	930	875

Interest on partnership liability	52	55

Interest on pension and other post-retirement benefits	54	59

Accretion	278	270

Foreign exchange gain on U.S. dollar denominated debt	(312)	(624)

Operational foreign exchange and other	(6)	(2)

	996	633

108  Annual Report 2020   Suncor Energy Inc.

 10. Income Taxes

Income Tax (Recovery) Expense

($ millions)	2020	2019

Current:

Current year	(650)	1 524

Adjustments to current income tax of prior years	(9)	28

Deferred:

Origination and reversal of temporary differences	(973)	(819)

Adjustments in respect of deferred income tax of prior years	(52)	83

Changes in tax rates and legislation	(106)	(1 124)

Movement in unrecognized deferred income tax assets	12	(58)

Total income tax recovery	(1 778)	(366)

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2020	2019

(Loss) earnings before income tax	(6 097)	2 533

Canadian statutory tax rate	24.96%	26.74%

Statutory tax	(1 522)	677

Add (deduct) the tax effect of:

Non-taxable component of capital gains	(45)	(146)

Share-based compensation and other permanent items	7	25

Assessments and adjustments	(58)	112

Impact of income tax rates and legislative changes(1)	(173)	(1 067)

Foreign tax rate differential	3	83

Movement in unrecognized deferred income tax assets	12	(58)

Other	(2)	8

Total income tax recovery	(1 778)	(366)

Effective tax rate	29.2%	(14.4)%

(1)
In the second quarter of 2019, the company recognized a deferred income tax recovery of $1.116 billion associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%. The deferred income tax recovery of $1.116 billion was comprised of $910 million recovery in the Oil Sands segment, $88 million recovery in the Refining and Marketing segment, $70 million recovery in the Exploration and Production segment, and $48 million recovery in the Corporate and Eliminations segment.

Annual Report 2020   Suncor Energy Inc.  109

Deferred Income Tax Balances

The significant components of the company's deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

	Deferred Income Tax (Recovery) Expense		Deferred Income Tax Liability (Asset)

($ millions)	2020	2019	December 31 2020	December 31 2019

Property, plant and equipment	(1 084)	(2 348)	11 963	12 814

Decommissioning and restoration provision	21	259	(2 304)	(2 092)

Employee retirement benefit plans	34	32	(605)	(576)

Tax loss carry-forwards	(20)	16	(176)	(156)

Other	(70)	123	(120)	(23)

Net deferred income tax recovery and liability	(1 119)	(1 918)	8 758	9 967

Change in Deferred Income Tax Balances

($ millions)	2020	2019

Net deferred income tax liability, beginning of year	9 967	11 917

Recognized in deferred income tax recovery	(1 119)	(1 918)

Recognized in other comprehensive income	(62)	(23)

Foreign exchange, acquisition and other	(28)	(9)

Net deferred income tax liability, end of year	8 758	9 967

Deferred Tax in Shareholders' Equity

($ millions)	2020	2019

Deferred Tax in Other Comprehensive Income

Actuarial loss on employment retirement benefit plans	(62)	(23)

Total income tax recovery reported in equity	(62)	(23)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $78 million (2019 – $87 million) deferred income tax asset on $640 million (2019 – $715 million) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2020, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.

110  Annual Report 2020   Suncor Energy Inc.

 11. (Loss) Earnings per Common Share

($ millions)	2020	2019

Net (loss) earnings	(4 319)	2 899

(millions of common shares)

Weighted average number of common shares	1 526	1 559

Dilutive securities:

Effect of share options	—	2

Weighted average number of diluted common shares	1 526	1 561

(dollars per common share)

Basic and diluted (loss) earnings per share	(2.83)	1.86

12. Cash and Cash Equivalents

($ millions)	December 31 2020	December 31 2019

Cash	1 523	1 232

Cash equivalents	362	728

	1 885	1 960

13. Supplemental Cash Flow Information

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2020	2019

Accounts receivable	954	(1 099)

Inventories	121	(628)

Accounts payable and accrued liabilities	(1 472)	1 317

Current portion of provisions	(11)	(14)

Income taxes payable (net)	(1 350)	436

	(1 758)	12

Relating to:

Operating activities	(1 201)	(397)

Investing activities	(557)	409

	(1 758)	12

Annual Report 2020   Suncor Energy Inc.  111

Reconciliation of movements of liabilities to cash flows arising from financing activities:

($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable

At December 31, 2018	3 231	—	—	229	13 890	477	—

Changes from financing cash flows:

Net repayment of commercial paper	(982)	—	—	—	—	—	—

Gross proceeds from issuance of long-term debt	—	—	—	—	750	—	—

Debt issuance costs	—	—	—	—	(5)	—	—

Repayment of long-term debt	—	—	—	(188)	—	—	—

Realized foreign exchange losses	—	—	—	7	—	—	—

Dividends paid on common shares	—	—	—	—	—	—	(2 614)

Payments of lease liabilities	—	(307)	—	—	—	—	—

Distributions to non-controlling interest	—	—	—	—	—	(7)	—

Non-cash changes:

Dividends declared on common shares	—	—	—	—	—	—	2 614

Unrealized foreign exchange gains	(94)	—	—	(10)	(520)	—	—

Reclassification of debt to lease obligations	—	—	1 260	(38)	(1 222)	—	—

Reclassification of lease obligations	—	617	(617)	—	—	—	—

Deferred financing costs	—	—	—	—	(9)	—	—

Reassessment of partnership liability	—	—	—	—	—	(15)	—

New leases	—	—	1 978	—	—	—	—

At December 31, 2019	2 155	310	2 621	—	12 884	455	—

Changes from financing cash flows:

Net issuance of commercial paper	1 445	—	—	—	—	—	—

Gross proceeds from issuance of long-term debt	—	—	—	—	2 651	—	—

Debt issuance costs	—	—	—	—	(17)	—	—

Dividends paid on common shares	—	—	—	—	—	—	(1 670)

112  Annual Report 2020   Suncor Energy Inc.

Lease liability payments	—	(335)	—	—	—	—	—

Distributions to non-controlling interest	—	—	—	—	—	(10)	—

Non-cash changes:

Dividends declared on common shares	—	—	—	—	—	—	1 670

Unrealized foreign exchange gains	(34)	—	—	(20)	(258)	—	—

Reclassification of debt	—	—	—	1 433	(1 433)	—	—

Reclassification of lease obligations	—	297	(297)	—	—	—	—

Deferred financing costs	—	—	—	—	(15)	—	—

Reassessment of partnership liability	—	—	—	—	—	(9)	—

New leases	—	—	312	—	—	—	—

At December 31, 2020	3 566	272	2 636	1 413	13 812	436	—

14. Inventories

($ millions)	December 31 2020	December 31 2019

Crude oil(1)	1 429	1 689

Refined products	1 322	1 290

Materials, supplies and merchandise	866	782

	3 617	3 761

(1)
Includes $154 million of inventories held for trading purposes (2019 – $210 million) which are measured at fair value based on Level 1 and Level 2 fair value inputs.

During 2020, purchased product inventories of $9.4 billion (2019 – $13.3 billion) were recorded as an expense.

Annual Report 2020   Suncor Energy Inc.  113

 15. Property, Plant and Equipment

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2018	37 845	79 029	116 874

Adoption of IFRS 16	—	1 792	1 792

Additions	1 245	4 351	5 596

Changes in decommissioning and restoration	1 846	49	1 895

Disposals and derecognition	(116)	(439)	(555)

Foreign exchange adjustments	(224)	(214)	(438)

At December 31, 2019	40 596	84 568	125 164

Additions	820	2 994	3 814

Transfers from exploration and evaluation	170	—	170

Changes in decommissioning and restoration	1 078	3	1 081

Disposals and derecognition	(9)	(2 528)	(2 537)

Foreign exchange adjustments	54	(88)	(34)

At December 31, 2020	42 709	84 949	127 658

Accumulated provision

At December 31, 2018	(19 783)	(22 846)	(42 629)

Depreciation, depletion, amortization and impairment	(2 871)	(7 764)	(10 635)

Disposals and derecognition	116	349	465

Foreign exchange adjustments	149	126	275

At December 31, 2019	(22 389)	(30 135)	(52 524)

Depreciation, depletion, amortization and impairment	(3 039)	(6 166)	(9 205)

Disposals and derecognition	—	2 205	2 205

Foreign exchange adjustments	(45)	41	(4)

At December 31, 2020	(25 473)	(34 055)	(59 528)

Net property, plant and equipment

December 31, 2019	18 207	54 433	72 640

December 31, 2020	17 236	50 894	68 130

	December 31, 2020			December 31, 2019

($ millions)	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value

Oil Sands	86 999	(35 059)	51 940	85 246	(30 581)	54 665

Exploration and Production	23 640	(17 424)	6 216	22 876	(15 298)	7 578

Refining and Marketing	15 757	(6 547)	9 210	15 342	(5 768)	9 574

Corporate and Eliminations	1 262	(498)	764	1 700	(877)	823

	127 658	(59 528)	68 130	125 164	(52 524)	72 640

At December 31, 2020, the balance of assets under construction and not subject to depreciation or depletion was $5.0 billion (December 31, 2019 – $5.6 billion).

114  Annual Report 2020   Suncor Energy Inc.

 16. Asset Impairments

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain CGUs in its Oil Sands and Exploration and Production segments as at March 31, 2020 as the recoverable amounts of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans. During the fourth quarter of 2020, the Fort Hills partners approved the phased restart of the second primary extraction train, which has restarted earlier than what was assumed in the first quarter impairment test. As such, the company performed an impairment reversal assessment as at December 31, 2020. As there is significant doubt on the future of the West White Rose (WWR) Project, the company also performed an impairment test for the White Rose CGU as at December 31, 2020. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs):

Oil Sands

The company performed an impairment reversal assessment for the Fort Hills CGU using the following asset-specific assumptions at December 31, 2020:

•
Western Canadian Select (WCS) price forecast of US$32.00/bbl in 2021, US$41.15/bbl in 2022, US$47.50/bbl in 2023 and US$49.50/bbl in 2024, escalating at approximately 2% per year thereafter over the life of the project up to 2064, adjusted for asset-specific location and quality differentials;

•
the company's share of production averaging 74,000 bbls/d through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from 97,000 to 105,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $25.50/bbl through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from $19.00/bbl to $23.00/bbl thereafter as the project returns to full capacity over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

•
foreign exchange rate of US$0.76 per one Canadian dollar in 2021, and US$0.80 per one Canadian dollar thereafter; and

•
risk-adjusted discount rate of 7.5% (after-tax).

Positive factors, including an increase to forecast production as a result of the restart of the second primary extraction train, improved the WCS price forecast in the next two years, and lower operating costs were offset by lower long-term prices and the negative impact from a strengthening Canadian dollar. The recoverable amount of the Fort Hills CGU was $5.7 billion as at December 31, 2020, which indicated that no impairment reversal was required.

The recoverable amount estimate is most sensitive to price and discount rate. A 5% average increase in price over the life of the project would have resulted in an impairment reversal amount of approximately $1.0 billion (after-tax) on the company's share of the Fort Hills assets. A 1% decrease in the discount rate would have resulted in an impairment reversal amount of approximately $0.9 billion (after-tax) on the company's share of the Fort Hills assets.

During the first quarter of 2020, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills Project in the Oil Sands segment using the following asset-specific assumptions:

•
WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;

•
the company's share of production of 47,000 bbls/d while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022, and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $32.00/bbl to $37.00/bbl while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22.00/bbl to $24.00/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

Annual Report 2020   Suncor Energy Inc.  115

•
foreign exchange rate of US$0.76 per one Canadian dollar; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

White Rose assets:

In the fourth quarter of 2020, the company reassessed the likelihood of completing the WWR Project. As a result of this reassessment, the company performed an impairment test of the White Rose CGU. While the base White Rose Project will continue to produce in 2021, the company has removed the reserves and forecast revenues for the WWR Project. This decision reduced planned production from the CGU and increased the expected closure costs relative to the assumptions used in the first quarter of 2020, with all other assumptions remaining relatively consistent. An after-tax impairment charge of $423 million (net of taxes of $136 million) was recognized and the White Rose CGU is fully impaired as at December 31, 2020.

During the first quarter of 2020, the company recorded an impairment of $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 9,800 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.435 billion, including the WWR expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $185 million as at March 31, 2020. The recoverable amount estimate was most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company's share of the White Rose assets.

Terra Nova assets:

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $24 million as at March 31, 2020.

No indicators of impairment or reversals of impairment were identified as at December 31, 2020.

Asset Impairments in 2019

At December 31, 2019, the company performed an asset impairment test on its Fort Hills CGU in the Oil Sands segment due to a volatile crude oil price environment resulting in a decline in forecast long-term heavy crude oil prices. The company also performed an impairment test within the Exploration and Production segment as at December 31, 2019 due to an increase to forecast capital expenditures within the White Rose CGU. The impairment tests were performed using recoverable amounts

116  Annual Report 2020   Suncor Energy Inc.

based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs):

Oil Sands

As a result of the impairment test, the company recorded an impairment of $2.80 billion (net of taxes of $0.91 billion) on its share of the Fort Hills Project in the Oil Sands segment using the following asset-specific assumptions:

•
WCS price forecast of US$40.75/bbl in 2020, US$45.60/bbl in 2021, US$49.65/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;

•
the company's share of production ranging from 96,000 to 106,000 bbls/d over the life of the project;

•
cash operating costs averaging $22/bbl to $24/bbl over the life of the project (expressed in real dollars), reflects operating, selling and general expense adjusted for non-production costs including share-based compensation, research costs, and excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $7.7 billion as at December 31, 2019, which also included the cost of carbon compliance in accordance with the provincial and federal regulations which started at $30/tonne in 2020, reached $50/tonne by 2022 and escalated at the rate of inflation thereafter. The estimate of the recoverable amount was most sensitive to the WCS price forecast and discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $1.2 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $900 million (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

As a result of the impairment test, the company recorded impairment of $393 million (net of taxes of $128 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$65/bbl in 2020, escalating at 2% per year thereafter over the life of the project up to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 8,700 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.4 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $360 million as at December 31, 2019, which also included the cost of carbon compliance in accordance with the provincial and federal regulations which started at $30/tonne in 2020, reached $50/tonne by 2022 and escalated at the rate of inflation thereafter. The estimate of the recoverable amount was most sensitive to the Brent price forecast and discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $85 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $35 million (after-tax) on the company's share of the White Rose assets.

17. Right-of-Use Assets and Leases

Right-of-use (ROU) assets within Property, Plant and Equipment:

($ millions)	December 31 2020	December 31 2019

Property, plant and equipment, net – excluding ROU assets	65 306	69 745

ROU assets	2 824	2 895

	68 130	72 640

Annual Report 2020   Suncor Energy Inc.  117

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment

Cost

At January 1, 2019	3 326

Additions and adjustments	186

Foreign exchange	(7)

At December 31, 2019	3 505

Additions and adjustments	312

Disposals	(25)

Foreign exchange	(6)

At December 31, 2020	3 786

Accumulated provision

At January 1, 2019	(267)

Depreciation	(343)

At December 31, 2019	(610)

Depreciation	(375)

Disposals	21

Foreign exchange	2

At December 31, 2020	(962)

Net ROU assets

At December 31, 2019	2 895

At December 31, 2020	2 824

Other lease-related items recognized in the Consolidated Statements of Comprehensive (Loss) Income:

	For the year ended December 31

($ millions)	2020	2019

Operating, selling and general

Short-term lease expense	181	236

Variable lease expense	39	45

There were no leases with residual value guarantees. For the year ended December 31, 2020, total cash outflow for leases, excluding short-term lease expense and variable lease expense, was $501 million (2019 – $464 million).

118  Annual Report 2020   Suncor Energy Inc.

 18. Exploration and Evaluation Assets

($ millions)	December 31 2020	December 31 2019

Beginning of year	2 428	2 319

Acquisitions and additions	176	193

Transfers to oil and gas assets	(170)	—

Dry hole expenses	(80)	(66)

Disposals and derecognition	(70)	(16)

Foreign exchange adjustments	2	(2)

End of year	2 286	2 428

19. Other Assets

($ millions)	December 31 2020	December 31 2019

Investments	323	289

Prepaids and other	954	905

	1 277	1 194

Prepaids and other includes long-term accounts receivable related to deposits paid on Notices of Reassessments that have been received from the Canada Revenue Agency (CRA) and are unlikely to be settled within one year.

20. Goodwill and Other Intangible Assets

($ millions)	Oil Sands Goodwill	Refining and Marketing Goodwill	Other Intangibles	Total

At December 31, 2018	2 752	140	169	3 061

Amortization	—	—	(3)	(3)

At December 31, 2019	2 752	140	166	3 058

Additions	—	—	272	272

Amortization	—	—	(2)	(2)

At December 31, 2020	2 752	140	436	3 328

The company performed a goodwill impairment test at December 31, 2020 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segment's expected future cash flows.

Cash flow forecasts are based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. These estimates are validated against the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Annual Report 2020   Suncor Energy Inc.  119

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital of a group of relevant peers that is considered to represent the rate of return that would be required by a typical market participant for similar assets. The after-tax discount rate applied to cash flow projections was 7.5% (2019 – 7.5%). The company based its cash flow projections on a West Texas Intermediate price of US$45.00/bbl in 2021, US$56.00/bbl in 2022, US$60.20/bbl in 2023, US$63.45/bbl in 2024 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 18 years to 44 years based on the reserves life of the respective CGU. As a result of this analysis, management did not identify any impairment of goodwill within any of the CGUs comprising the Oil Sands operating segment.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on historical results adjusted for current economic conditions. As a result of this analysis, management did not identify any impairment of goodwill within any of the CGUs comprising the Refining and Marketing segment.

21. Debt and Credit Facilities

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	December 31 2020	December 31 2019

Commercial paper(1)	3 566	2 155

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2020 was 0.39% (December 31, 2019 – 2.05%).

120  Annual Report 2020   Suncor Energy Inc.

Long-Term Debt

($ millions)	December 31 2020	December 31 2019

Fixed-term debt(2)(3)

3.10% Series 5 Medium Term Notes, due 2021	748	749

9.25% Debentures, due 2021 (US$300)	389	403

9.40% Notes, due 2021 (US$220)(4)(5)	281	292

4.50% Notes, due 2022 (US$182)(4)	224	225

2.80% Notes, due 2023 (US$450)	574	—

3.60% Notes, due 2024 (US$750)	953	968

3.10% Notes, due 2025 (US$550)	701	—

3.00% Series 5 Medium Term Notes, due 2026	699	698

7.875% Debentures, due 2026 (US$275)	364	372

8.20% Notes, due 2027 (US$59)(4)	79	82

7.00% Debentures, due 2028 (US$250)	323	329

3.10% Series 6 Medium Term Notes, due 2029	748	750

5.00% Series 7 Medium Term Notes, due 2030	1 247	—

7.15% Notes, due 2032 (US$500)	637	647

5.35% Notes, due 2033 (US$300)	356	361

5.95% Notes, due 2034 (US$500)	636	646

5.95% Notes, due 2035 (US$600)	736	747

5.39% Series 4 Medium Term Notes, due 2037	599	599

6.50% Notes, due 2038 (US$1 150)	1 464	1 487

6.80% Notes, due 2038 (US$900)	1 167	1 186

6.85% Notes, due 2039 (US$750)	953	969

6.00% Notes, due 2042 (US$152)(4)	149	150

4.34% Series 5 Medium Term Notes, due 2046	300	300

4.00% Notes, due 2047 (US$750)	952	967

Total unsecured long-term debt	15 279	12 927

Lease liabilities(6)	2 908	2 931

Deferred financing costs	(54)	(43)

	18 133	15 815

Current portion of long-term debt and lease liabilities

Lease liabilities	(272)	(310)

Long-term debt	(1 413)	—

	(1 685)	(310)

Total long-term lease liabilities	2 636	2 621

Total long-term debt	13 812	12 884

(2)
The value of debt includes the unamortized balance of premiums or discounts.

(3)
Certain securities are redeemable at the option of the company.

(4)
Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).

(5)
Subsequent to the acquisition of COS, Moody's Investors Service downgraded COS long-term senior debt rating from Baa3 (negative outlook) to Ba3 (stable outlook). This triggered a change in the coupon rate of the note from 7.9% to 9.4%.

(6)
Interest rates range from 1.1% to 14.2% and maturity dates range from 2021 to 2062.

Annual Report 2020   Suncor Energy Inc.  121

In 2020, the company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030. The Series 7 Medium Term Notes have a coupon of 5.00% and were priced at $99.697 per $100 principal amount for an effective yield of 5.039%. Interest on the Series 7 Medium Term Notes is paid semi-annually.

In 2020, the company issued US$450 million of senior unsecured notes maturing on May 15, 2023. The notes have a coupon of 2.80% and were priced at US$99.903 per US$100 principal amount for an effective yield of 2.834%. The company also issued US$550 million of senior unsecured notes in 2020 maturing on May 15, 2025. The notes have a coupon of 3.10% and were priced at US$99.949 per US$100 principal amount for an effective yield of 3.111%. Interest on the 2.80% and 3.10% notes is paid semi-annually.

In 2019, the company re-paid its US$140 million (book value of $188 million) senior unsecured notes at maturity, with a coupon of 7.75%, for US$145 million ($195 million), including US$5 million ($7 million) of accrued interest.

In 2019, the company issued $750 million of senior unsecured Series 6 Medium Term Notes maturing on May 24, 2029. The Series 6 Medium Term Notes have a coupon of 3.10% and were priced at $99.761 per $100 principal amount for an effective yield of 3.128%. Interest is paid semi-annually.

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2020 for lease liabilities, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2021	5 290

2022	494

2023	786

2024	1 148

2025	877

Thereafter	13 184

21 779

Credit Facilities

The company secured an additional $2.8 billion of credit facilities in 2020 with its key banking partners under new credit agreements. These agreements have the same terms and covenants as our existing credit facilities.

A summary of available and unutilized credit facilities is as follows:

($ millions)	2020

Fully revolving and expires in 2023	3 500

Fully revolving and expires in 2022	7 064

Fully revolving and expires in 2021	380

Can be terminated at any time at the option of the lenders	130

Total credit facilities	11 074

Credit facilities supporting outstanding commercial paper	(3 566)

Credit facilities supporting standby letters of credit	(1 158)

Total unutilized credit facilities(1)	6 350

(1)
Available credit facilities for liquidity purposes at December 31, 2020 increased to $6.043 billion, compared to $4.701 billion at December 31, 2019.

122  Annual Report 2020   Suncor Energy Inc.

 22. Other Long-Term Liabilities

($ millions)	December 31 2020	December 31 2019

Pensions and other post-retirement benefits (note 23)	2 004	1 577

Share-based compensation plans (note 26)	143	289

Partnership liability (note 27)(1)	436	446

Deferred revenue	35	40

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(2)	74	79

Other	148	68

	2 840	2 499

(1)
The company paid $62 million in 2020 (2019 – $62 million) in distributions to the partners, of which $52 million (2019 – $55 million) was allocated to interest expense and $10 million (2019 – $7 million) to the principal.

(2)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2020, the carrying amount of the Libya EPSAs' signature bonus was $78 million (December 31, 2019 – $81 million). The current portion is $4 million (December 31, 2019 – $2 million) and is recorded in Accounts Payable and Accrued Liabilities.

23. Pensions and Other Post-Retirement Benefits

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. plans were performed as at December 31, 2019. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

Annual Report 2020   Suncor Energy Inc.  123

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2020	2019	2020	2019

Change in benefit obligation

Benefit obligation at beginning of year	7 708	6 730	631	557

Current service costs	272	220	15	13

Plan participants' contributions	17	16	—	—

Benefits paid	(316)	(293)	(24)	(24)

Interest costs	238	255	19	22

Foreign exchange	1	(13)	—	(1)

Settlements	5	5	—	—

Actuarial remeasurement:

Experience gain arising on plan liabilities	(26)	(11)	(6)	(2)

Actuarial loss arising from changes in demographic assumptions	50	—	12	—

Actuarial loss arising from changes in financial assumptions	733	799	43	66

Benefit obligation at end of year	8 682	7 708	690	631

Change in plan assets

Fair value of plan assets at beginning of year	6 693	5 795	—	—

Employer contributions	132	157	—	—

Plan participants' contributions	17	16	—	—

Benefits paid	(290)	(269)	—	—

Foreign exchange	(1)	(8)	—	—

Settlements	5	5	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	203	218	—	—

Actuarial remeasurement:

Return on plan assets greater than discount rate	548	781	—	—

Fair value of plan assets at end of year	7 305	6 693	—	—

Net unfunded obligation	1 377	1 015	690	631

Of the total net unfunded obligations as at December 31, 2020, 96% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2019 – 97%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 15.8 years (2019 – 14.6 years).

124  Annual Report 2020   Suncor Energy Inc.

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 22) in the Consolidated Balance Sheets.

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2020	2019	2020	2019

Analysis of amount charged to earnings:

Current service costs	272	220	15	13

Interest costs	35	37	19	22

Defined benefit plans expense	307	257	34	35

Defined contribution plans expense	83	82	—	—

Total benefit plans expense charged to earnings	390	339	34	35

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2020	2019	2020	2019

Return on plan assets (excluding amounts included in net interest expense)	(548)	(781)	—	—

Experience gain arising on plan liabilities	(26)	(11)	(6)	(2)

Actuarial loss arising from changes in financial assumptions	733	799	43	66

Actuarial loss arising from changes in demographic assumptions	50	—	12	—

Actuarial loss recognized in other comprehensive income	209	7	49	64

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	December 31 2020	December 31 2019	December 31 2020	December 31 2019

Discount rate	2.50	3.10	2.50	3.10

Rate of compensation increase(1)	3.00	3.00	3.00	3.00

(1)
Rate of compensation increase is 2.5% from 2021 to 2023 and 3.0% thereafter.

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed that the health care costs would increase annually by 5%.

Annual Report 2020   Suncor Energy Inc.  125

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change of these assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(24)	33

Effect on the benefit obligations	(1 175)	1 533

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(86)	108

1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	38	(32)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans' target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2020	2019

Equities, comprised of:

– Canada	11	12

– United States	19	19

– Foreign	20	19

	50	50

Fixed income, comprised of:

– Canada	38	41

Real estate, comprised of:

– Canada	12	9

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

During the year, the company made cash contributions of $132 million (2019 – $157 million) to its defined benefit pension plans, of which $1 million (2019 – $2 million) was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2021 of $62 million.

126  Annual Report 2020   Suncor Energy Inc.

 24. Provisions

($ millions)	Decommissioning and Restoration(1)	Royalties	Other(2)	Total

At December 31, 2018	7 239	98	314	7 651

Adoption of IFRS 16 impact	—	—	(21)	(21)

At January 1, 2019, adjusted	7 239	98	293	7 630

Liabilities incurred	346	60	(4)	402

Change in discount rate	1 344	—	—	1 344

Changes in estimates	193	(25)	1	169

Liabilities settled	(464)	—	(14)	(478)

Accretion	270	—	—	270

Asset disposals	(1)	—	—	(1)

Foreign exchange	(29)	—	—	(29)

At December 31, 2019	8 898	133	276	9 307

Less: current portion	(475)	(133)	(23)	(631)

	8 423	—	253	8 676

At December 31, 2019	8 898	133	276	9 307

Liabilities incurred	967	16	190	1 173

Change in discount rate	402	—	—	402

Changes in estimates	(268)	(71)	5	(334)

Liabilities settled	(231)	(7)	(4)	(242)

Accretion	278	—	—	278

Foreign exchange	(2)	—	—	(2)

At December 31, 2020	10 044	71	467	10 582

Less: current portion	(250)	(71)	(206)	(527)

	9 794	—	261	10 055

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2020 was approximately $14.1 billion (December 31, 2019 – $12.9 billion). A weighted average credit-adjusted risk-free interest rate of 3.10% was used to discount the provision recognized at December 31, 2020 (December 31, 2019 – 3.30%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
Includes legal and environmental provisions. It also includes a provision, with the offset being recorded to transportation expense, for $186 million (after-tax $142 million) related to the Keystone XL pipeline project.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2020	2019

1% Increase	(1 919)	(1 629)

1% Decrease	2 806	2 365

Annual Report 2020   Suncor Energy Inc.  127

 25. Share Capital

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid program (the 2019 NCIB) to continue to repurchase shares under its share buyback program through the facilities of the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company was permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020. On December 23, 2019, the company announced an amendment to the 2019 NCIB, effective as of December 30, 2019, which allowed the company to increase the maximum number of common shares that could have been repurchased between May 6, 2019 and May 5, 2020 to 78,549,178. Due to the COVID-19 pandemic, which caused a significant decline in the price of commodities, the company did not renew its 2019 NCIB during 2020.

Subsequent to December 31, 2020, the TSX accepted a notice filed by the company to commence a normal course issuer bid to repurchase shares through the facilities of the TSX, NYSE and/or alternative trading platforms. The notice provides that, beginning February 8, 2021 and ending February 7, 2022, the company may repurchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of the company's issued and outstanding common shares. As at January 31, 2021, the company had 1,525,150,794 common shares issued and outstanding.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2020	2019

Share repurchase activities (thousands of common shares)

Shares repurchased	7 527	55 298

Amounts charged to

Share capital	124	905

Retained earnings	183	1 369

Share repurchase cost	307	2 274

Average repurchase cost per share	40.83	41.12

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	December 31 2020	December 31 2019

Amounts charged to

Share capital	—	65

Retained earnings	—	103

Liability for share purchase commitment	—	168

128  Annual Report 2020   Suncor Energy Inc.

 26. Share-Based Compensation

Share-Based Compensation Expense

Reflected in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2020	2019

Equity-settled plans	32	50

Cash-settled plans	(28)	274

Total share-based compensation expense	4	324

Liability Recognized for Share-Based Compensation

Reflected in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

($ millions)	December 31 2020	December 31 2019

Current liability	117	242

Long-term liability (note 22)	143	289

Total Liability	260	531

The intrinsic value of the vested awards at December 31, 2020 was $149 million (December 31, 2019 – $300 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2020	2019

Annual dividend per share (dollars)	1.10	1.68

Risk-free interest rate	1.35%	1.78%

Expected life	5 years	5 years

Expected volatility	24%	26%

Weighted average fair value per option (dollars)	4.51	6.61

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

Annual Report 2020   Suncor Energy Inc.  129

The following table presents a summary of the activity related to Suncor's stock option plans:

	2020		2019

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	33 882	39.70	28 935	38.25

Granted	6 341	38.95	7 756	42.96

Exercised as options for common shares	(804)	35.73	(2 688)	33.37

Forfeited/expired	(1 046)	39.91	(121)	42.57

Outstanding, end of year	38 373	39.65	33 882	39.70

Exercisable, end of year	26 943	39.10	21 535	37.86

For the options outstanding at December 31, 2020, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

23.28-24.99	51	6	23.28	—	—

30.00-34.99	5 130	2	30.23	5 130	30.23

35.00-39.99	12 484	3	38.40	6 663	37.82

40.00-44.99	20 527	4	42.71	15 030	42.60

45.00-49.99	53	5	48.06	35	48.07

50.00-54.27	128	5	52.39	85	52.39

Total	38 373	4	39.65	26 943	39.10

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2020	2019

	8 999	14 295

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. Cash payments for awards granted in 2020 and onwards are contingent upon Suncor's total shareholder return and annual return on capital employed performance. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

130  Annual Report 2020   Suncor Energy Inc.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2018	2 197	14 592	1 305

Granted	1 212	4 861	200

Redeemed for cash	(1 210)	(5 577)	(217)

Forfeited/expired	(6)	(274)	(1)

Outstanding, December 31, 2019	2 193	13 602	1 287

Granted	1 232	6 567	289

Redeemed for cash	(1 086)	(4 707)	(191)

Forfeited/expired	(54)	(367)	—

Outstanding, December 31, 2020	2 285	15 095	1 385

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

The following table presents a summary of the activity related to Suncor's SARs plan:

	2020		2019

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	385	39.83	363	38.60

Granted	132	37.41	112	42.95

Exercised	(7)	36.38	(44)	34.53

Forfeited/expired	(1)	39.08	(46)	42.85

Outstanding, end of year	509	39.25	385	39.83

Exercisable, end of year	307	39.09	223	37.62

Annual Report 2020   Suncor Energy Inc.  131

 27. Financial Instruments and Risk Management

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2020, the carrying value of fixed-term debt accounted for under amortized cost was $15.2 billion (December 31, 2019 – $12.9 billion) and the fair value at December 31, 2020 was $18.8 billion (December 31, 2019 – $16.1 billion). The increase in carrying value and fair value of debt is mainly due to issuance of new debt during the year. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2020, the carrying value of the Partnership liability accounted for under amortized cost was $445 million (December 31, 2019 – $455 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	2020	2019

Fair value outstanding, beginning of year	(39)	60

Cash Settlements – received during the year	(257)	(254)

Changes in fair value recognized in earnings during the year (note 7)	175	155

Fair value outstanding, end of year	(121)	(39)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2020, the company does not have any derivative instruments measured at fair value Level 3.

132  Annual Report 2020   Suncor Energy Inc.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2020 and 2019.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	33	61	—	94

Accounts payable	(66)	(67)	—	(133)

Balance at December 31, 2019	(33)	(6)	—	(39)

Accounts receivable	63	90	—	153

Accounts payable	(202)	(72)	—	(274)

Balance at December 31, 2020	(139)	18	—	(121)

During the year ended December 31, 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2020 and 2019.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented

Fair value of derivative assets	1 737	(1 643)	94

Accounts receivable	2 860	(1 289)	1 571

Balance at December 31, 2019	4 597	(2 932)	1 665

Fair value of derivative assets	2 890	(2 737)	153

Accounts receivable	2 999	(1 398)	1 601

Balance at December 31, 2020	5 889	(4 135)	1 754

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented

Fair value of derivative liabilities	(1 776)	1 643	(133)

Accounts payable	(2 532)	1 289	(1 243)

Balance at December 31, 2019	(4 308)	2 932	(1 376)

Fair value of derivative liabilities	(3 011)	2 737	(274)

Accounts payable	(2 385)	1 398	(987)

Balance at December 31, 2020	(5 396)	4 135	(1 261)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification,

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economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil and refined product prices during transportation.

An increase of US$10/bbl of crude oil as at December 31, 2020 would increase pre-tax earnings for the company's outstanding derivative financial instruments by approximately $95 million (2019 – $46 million decrease).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2020 would increase pre-tax earnings related to the company's U.S. dollar denominated long-term debt, commercial paper and working capital by approximately $182 million (2019 – $146 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2020, the company had no outstanding forward starting swaps. The weighted average interest rate on total debt, including lease liabilities, for the year ended December 31, 2020 was 5.3% (2019 – 5.6%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $17 million (2019 – approximately $2 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2020. The proportion of floating interest rate exposure at December 31, 2020 was 16.4% of total debt outstanding (2019 – 12.0%).

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. The company secured an additional $2.5 billion and $300 million of credit facilities in the first and second quarters of 2020, respectively, with its key banking partners under new credit agreements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2020 were $1.9 billion and $11.1 billion, respectively. Of Suncor's $11.1 billion in total credit facilities, $6.4 billion were available at December 31, 2020. In addition, Suncor has $5.0 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$5.0 billion under a U.S. universal shelf prospectus. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

134  Annual Report 2020   Suncor Energy Inc.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2019

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)	Lease Liabilities

Within one year	6 422	1 568	2 877	470

2 to 3 years	39	208	2 991	796

4 to 5 years	40	—	2 220	616

Over 5 years	—	—	17 183	2 960

	6 501	1 776	25 271	4 842

	December 31, 2020

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)	Lease Liabilities

Within one year	4 410	2 849	5 773	474

2 to 3 years	37	162	2 233	771

4 to 5 years	37	—	3 009	631

Over 5 years	—	—	17 834	2 779

	4 484	3 011	28 849	4 655

(1)
Trade and other payables exclude net derivative liabilities of $274 million (2019 – $133 million).

(2)
Gross derivative liabilities of $3.011 billion (2019 – $1.776 billion) are offset by gross derivative assets of $2.737 billion (2019 – $1.643 billion), resulting in a net amount of $274 million (2019 – $133 million).

(3)
Debt includes short-term debt, long-term debt and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor's customers are large and established downstream companies with investment grade credit ratings. At December 31, 2020, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2020, the company's exposure was $2.890 billion (December 31, 2019 – $1.737 billion).

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 28. Capital Structure Financial Policies

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to funds from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to funds from operations(1) is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by funds from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2020 and 2019. The company's financial measures, as set out in the following schedule, were unchanged from 2019. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. Total debt to total debt plus shareholders' equity was 37.8% at December 31, 2020 and increased due to higher debt levels and lower shareholders' equity as a result of net losses, including impairment charges recorded during the year. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31 2020	December 31 2019

Components of ratios

Short-term debt		3 566	2 155

Current portion of long-term debt		1 413	—

Current portion of long-term lease liabilities		272	310

Long-term debt		13 812	12 884

Long-term lease liabilities		2 636	2 621

Total debt		21 699	17 970

Less: Cash and cash equivalents		1 885	1 960

Net debt		19 814	16 010

Shareholders' equity		35 757	42 042

Total capitalization (total debt plus shareholders' equity)		57 456	60 012

Funds from operations(1)		3 876	10 818

Net debt to funds from operations	<3.0 times	5.1	1.5

Total debt to total debt plus shareholders' equity	20% – 35%	37.8%	29.9%

(1)
Funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

136  Annual Report 2020   Suncor Energy Inc.

 29. Joint Arrangements

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2020	Ownership % 2019

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	54.11	54.11

Meadow Creek	Oil sands development	Canada	75.00	75.00

Non-operated:

Syncrude(1)	Oil sands development	Canada	58.74	58.74

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Fenja Development JV	Oil and gas production	Norway	17.50	17.50

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.19-20.00	19.19-20.00

Hebron	Oil and gas production	Canada	21.03	21.03

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

North Sea Rosebank Project	Oil and gas production	United Kingdom	40.00	40.00

Oda	Oil and gas production	Norway	30.00	30.00

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

(1)
Syncrude owners have agreed in principle for Suncor to become the operator of the Syncrude project by the end of 2021.

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2020	2019	2020	2019

Net (loss) earnings	(10)	(7)	9	—

Total comprehensive (loss) earnings	(10)	(7)	9	—

Carrying amount as at December 31	58	68	68	76

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 30. Subsidiaries

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2020 are shown below:

Material Subsidiaries	Principal Activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's Oil Sands operations assets.

Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.

Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

138  Annual Report 2020   Suncor Energy Inc.

 31. Related Party Disclosures

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2020 and 2019 are as follows:

($ millions)	2020	2019

Sales(1)	458	676

Purchases	130	215

Accounts receivable	26	38

Accounts payable and accrued liabilities	16	19

(1)
Includes sales to Parachem Chemicals Inc. of $173 million (2019 – $269 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2020	2019

Salaries and other short-term benefits	9	14

Pension and other post-retirement benefits	3	3

Share-based compensation	(9)	47

	3	64

32. Commitments, Contingencies and Guarantees

(a) Commitments

Future payments under the company's commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

	Payment Due by Period

($ millions)	2021	2022	2023	2024	2025	Thereafter	Total

Commitments

Product transportation and storage	1 107	1 009	1 096	1 097	1 058	8 821	14 188

Energy services	127	129	155	67	66	79	623

Exploration work commitments	1	—	19	—	51	458	529

Other	319	124	103	91	69	426	1 132

	1 554	1 262	1 373	1 255	1 244	9 784	16 472

The company has also entered into a pipeline commitment of $5.9 billion with a contract term of 20 years, which is contingent upon completion of the pipeline. This amount is not included within the commitments table above.

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

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(b) Contingencies

Legal and Environmental Contingent Liabilities and Assets

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 24), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(c) Guarantees

At December 31, 2020, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2020, the probability is remote that these guarantee commitments will impact the company.

33. Subsequent Event

Subsequent to December 31, 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development, in the Exploration and Production segment, for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals.

140  Annual Report 2020   Suncor Energy Inc.

QuickLinks

  EXHIBIT 99.1
Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2020
1. Reporting Entity and Description of the Business
2. Basis of Preparation
3. Summary of Significant Accounting Policies
4. Significant Accounting Estimates and Judgments
5. New IFRS Standards
6. Segmented Information
7. Other Income
8. Operating, Selling and General Expense
9. Financing Expenses
10. Income Taxes
11. (Loss) Earnings per Common Share
12. Cash and Cash Equivalents
13. Supplemental Cash Flow Information
14. Inventories
15. Property, Plant and Equipment
16. Asset Impairments
17. Right-of-Use Assets and Leases
18. Exploration and Evaluation Assets
19. Other Assets
20. Goodwill and Other Intangible Assets
21. Debt and Credit Facilities
22. Other Long-Term Liabilities
23. Pensions and Other Post-Retirement Benefits
24. Provisions
25. Share Capital
26. Share-Based Compensation
27. Financial Instruments and Risk Management
28. Capital Structure Financial Policies
29. Joint Arrangements
30. Subsidiaries
31. Related Party Disclosures
32. Commitments, Contingencies and Guarantees
33. Subsequent Event